Exhibit 99.1

Alibaba Group Announces September Quarter 2019 Results

Hangzhou, China, November 1, 2019 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended September 30, 2019.

“Alibaba Group celebrated its 20th anniversary in September, marking an important milestone on our 102 year journey to make it easy to do business anywhere,” said Daniel Zhang, Executive Chairman and CEO of Alibaba Group. “Our digital economy continues to thrive and prosper. We aim to serve over one billion annual active consumers and help our merchants achieve over RMB10 trillion in annual gross merchandise volume by end of fiscal 2024. We will continue to invest in the user experience and innovative technology to create new value for consumers, as well as the millions of enterprises undergoing digital transformation in the new digital economy.”

“We delivered a strong quarter with revenue growth of 40% and adjusted EBITDA up 39% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “With sustained consumer engagement and spending across the Alibaba Economy, we have continued our revenue and profit growth, as well as strong free cash flow that enable us to invest in long-term growth.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2019:

•                  Revenue was RMB119,017 million (US$16,651 million), an increase of 40% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 693 million, an increase of 19 million from the 12-month period ended June 30, 2019.

•                  Mobile MAUs on our China retail marketplaces reached 785 million in September 2019, an increase of 30 million over June 2019.

•                  Income from operations was RMB20,364 million (US$2,849 million), an increase of 51% year-over-year.  Adjusted EBITDA, a non-GAAP measurement, increased 39% year-over-year to RMB37,101 million (US$5,191 million).

•                  Adjusted EBITA for core commerce was RMB38,574 million (US$5,397 million), an increase of 29% year-over-year.  Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 28% year-over-year to RMB45,610 million (US$6,381 million).

•                  Net income attributable to ordinary shareholders was RMB72,540 million (US$10,149 million), and net income was RMB70,748 million (US$9,898 million), which included a significant one-time gain recognized upon the receipt of the 33% equity interest in Ant Financial.  Excluding this one-time gain of RMB69.2 billion (US$9.7 billion) and certain other items, non-GAAP net income was RMB32,750 million (US$4,582 million), an increase of 40% year-over-year. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

•                  Diluted earnings per ADS was RMB27.51 (US$3.85) and non-GAAP diluted earnings per ADS was RMB13.10 (US$1.83), an increase of 36% year-over-year.

•                  Net cash provided by operating activities was RMB47,326 million (US$6,621 million) and non-GAAP free cash flow was RMB30,488 million (US$4,265 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

In September 2019, our China retail marketplaces had 785 million mobile MAUs, representing a quarterly net increase of 30 million. Annual active consumers on our China retail marketplaces reached 693 million for the 12 months ended September 30, 2019, compared to 674 million for the 12 months ended June 30, 2019.

Taobao — fast growing and dynamic consumer community. Taobao continues to redefine the shopping experience through content innovation, product enrichment and personalized recommendation. By leveraging data technology and business innovation, Taobao has incubated new community-based and content-driven features. For example, as of the end of fiscal year 2019, Idle Fish, our active C2C community and marketplace, had 1.3 million interest-based communities and 60 million active sellers of long-tail products including second-hand, recycled, refurbished and for-rent products. In fiscal year 2019, over 50% of Tmall merchants leveraged live streaming to engage with their customers. Each of these features generated over RMB100 billion in annual GMV in fiscal year 2019.

In the six months ended September 30, 2019, Taobao app’s DAU growth accelerated as a result of healthy organic traffic growth and effective user targeting as well as increasing user engagement with interactive and entertainment features. The increase in annual active consumers on our China Retail marketplaces also reflected our continuing penetration into both developed and less developed areas in China.

Tmall — the leading consumer engagement and distribution platform for brands in China. Tmall continues to expand its leadership position as the consumer engagement and distribution platform of choice for brands in China. Tmall physical goods GMV, excluding unpaid orders, grew 26% year-over-year in the quarter ended September 30, 2019, with strong growth in fast-moving consumer goods (FMCG) and consumer electronics.  Our consumer segmentation initiatives have been well received by users, as evidenced by accelerating order growth from higher purchase frequency.

On October 21, 2019, we kicked off preparations for our 2019 11.11 Global Shopping Festival. This year, the festival will focus on catalyzing demand for new brands and products, as well as supporting the ongoing consumption upgrade across China.  Over 200,000 brands, including more than 22,000 brands on Tmall Global, will participate in this event, with millions of new products available to consumers. In preparation for the festival, about 1,000 brands and merchants have upgraded to Tmall Flagship Store 2.0, which enables brands to develop sustainable engagement with their customers through interactive and personalized content, as well as integrated online and offline services.

New Retail — digital transformation of brick-and-mortar retailing.

Creating New — Our owned-and-operated grocery retail chain Freshippo (known as “Hema” in Chinese) continues to achieve robust same-store sales growth, implement multi-format retail strategies and introduce new initiatives to improve user experience and customer loyalty. In order to support its rapid growth, Freshippo strengthened its direct procurement of agricultural products and built a nationwide cold chain logistics network. As of September 30, 2019, there were 170 self-operated Freshippo stores in China, primarily located in tier 1 and tier 2 cities.  While we continue to invest in the growth of this business, self-operated stores that have been in operation for over 12 months have achieved positive combined adjusted EBITDA during the quarter ended September 2019, demonstrating the strength and sustainability of the business model.

Transforming Old — We are making good progress in transforming our grocery retail partners through our Taoxianda business, which enables consumers to place orders through the Taobao app and receive delivery through an on-demand logistics platform that leverages the delivery network of our local consumer services business.  We had digitally connected 485 of SunArt’s hypermarket stores as of the end of August 2019 and drove online grocery orders to 6.5% of its overall revenue during August 2019.  We continue to sign up new grocery partners and had enabled the digitization of over 800 offline retail stores across 278 cities as of August 2019.

Local consumer services — delivering strong growth and driving value for local merchants in less developed areas.  During the quarter, we continued to achieve strong growth in daily GMV driven by robust order growth and increasing user order frequency.  We are focusing on delivering value to restaurants and local service merchants by offering digital technology solutions and value-added services of the Alibaba Digital Economy.  We also continue to penetrate into less developed areas with strong growth potential.  During the quarter, GMV from less developed areas grew 45% year-over-year.

We are leveraging assets in the Alibaba Digital Economy to further benefit our local consumer services business.  In the quarter ended September 30, 2019, about 39% of new food delivery customers came from the Alipay mobile app. The potential for our local consumer services to further penetrate users in other parts of the Alibaba Digital Economy is significant as only 25% of annual active consumers from our China retail marketplaces have tried these services.

Cainiao Network — increasing adoption of Cainiao’s digital logistics parcel network and solutions. In urban areas, Cainiao has developed neighborhood delivery solutions with a combination of neighborhood and campus stations and residential self-pickup lockers, which we call Cainiao Post.  These solutions have become an important complement to the last-mile delivery network of Cainiao’s express delivery partners.  The daily package volume handled by Cainiao Post increased by over 100% year-over-year for the month ended September 30, 2019.

Cainiao continues to focus on providing consumers with comprehensive logistics solutions.  For example, the Cainiao Guoguo app offers crowdsourced parcel pick-up and delivery services that allow consumers and small businesses to send packages on-demand.  For the twelve months ended August 31, 2019, the Cainiao Guoguo app had 100 million annual users. For the quarter, Cainiao Guoguo’s parcel volume grew over 100% year-over-year.  The Cainiao Guoguo app processed 38% of returned packages generated by consumers on our China retail marketplaces during the same period.

International — Strong growth in global markets.  Our Southeast Asian e-commerce platform Lazada continues to witness growth momentum. For the fourth consecutive quarter, Lazada achieved over 100% year-over-year order growth, reflecting strong consumption demand in the apparel and accessories and FMCG categories. For the quarter, mobile DAUs continued to double year-over year, driven by effective user acquisition and engagement programs. Lazada leverages its proprietary logistics infrastructure to achieve fast and efficient order delivery, lowering logistics costs and enabling a better delivery experience for consumers.

Cloud Computing

Cloud computing revenue grew 64% year-over-year to RMB9,291 million (US$1,300 million) during the September 2019 quarter, primarily driven by an increase in average revenue per customer. Alibaba Cloud serves customers from a broad range of traditional industries beyond Internet and media industries. As of August 2019, 59% of companies listed in China are customers of Alibaba Cloud. The adoption of cloud services in China’s public sector and traditional industries is driven not only by demand for cost-effective IT solutions, but also by transformation of business models and processes through digitization of customer insight, inventory, work flow, resource planning and other aspects. As an Internet technology company that has pioneered digital transformation, we believe that we are uniquely positioned to maintain our leadership in providing cloud services that are not only cost-effective but also enable businesses to operate more intelligently.

Digital Media and Entertainment

The synergies between our commerce and entertainment businesses continue to deliver a superior user experience that has helped to bring more paying subscribers onto the Youku online video platform.  For the quarter, Youku’s average daily subscribers increased 47% year-over-year. We continue to enrich our portfolio with original content that resonates with Chinese audiences. We are investing in original content production capability while ensuring cost efficiencies and return on investment, resulting in narrowing EBITA losses during the quarter.

Innovation Initiatives

The Amap app is the largest provider of mobile digital maps, navigation and real-time traffic information in China by daily active users.  On October 1, 2019, the first day of the week-long National Day holiday in China, the Amap app achieved a record high of 118 million daily active users.

Update on Kaola Acquisition

In September 2019, we acquired NetEase’s import e-commerce platform Kaola.  We see great opportunities in user, revenue and cost synergies for the combined Tmall Global and Kaola businesses.  China’s import consumption market is still at an early growth stage, and the two businesses will be able to provide greater choices and better value for consumers.  The Tmall Global and Kaola platforms have relatively low consumer overlap, and we plan for the Kaola app to continue to operate independently while integrating the technology, consumer insight and middle office functions to achieve optimization. As part of Alibaba, Kaola will benefit from our advanced data technology infrastructure and unrivalled consumer scale.

Update on Ant Financial

On September 23, 2019, we became a 33% equity stakeholder in Ant Financial. We recognized a one-time gain of RMB69.2 billion (US$9.7 billion) upon the receipt of the equity interest in Ant Financial. With our equity stake, the profit sharing arrangement under which we received 37.5% of Ant Financial’s pre-tax profits has terminated.

Ant Financial has expanded its user base and business scale by building a unique value proposition through its ability to offer comprehensive financial solutions, including digital payment and digital finance services.  As of June 30, 2019, annual active users of Alipay and its local e-wallet partners increased to approximately 1.2 billion globally, of which about 900 million were users from China.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended September 30, 2019, net cash provided by operating activities was RMB47,326 million (US$6,621 million), an increase of 51% compared to RMB31,407 million in the same quarter of 2018.  Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2019 increased by 90% to RMB30,488 million (US$4,265 million), from RMB16,033 million in the same quarter of 2018, which was primarily due to our robust profitability growth as well as the timing of capital expenditure spending and licensed copyright acquisition. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	September 30,	June 30,	September 30,	Net adds
	2018	2019	2019	YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	601	674	693	92	19
Mobile monthly active users (MAUs)(2) (in millions)	666	755	785	119	30

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2019.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2018	2019		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	85,148	119,017	16,651	40%

Income from operations	13,501	20,364	2,849	51%
Operating margin	16%	17%
Adjusted EBITDA(2)	26,710	37,101	5,191	39%
Adjusted EBITDA margin(2)	31%	31%
Adjusted EBITA(2)	23,155	32,091	4,490	39%
Adjusted EBITA margin(2)	27%	27%

Net income	18,241	70,748	9,898	288	%(3)
Net income attributable to ordinary shareholders	20,033	72,540	10,149	262	%(3)
Non-GAAP net income(2)	23,453	32,750	4,582	40%

Diluted earnings per share(4)	0.95	3.44	0.48	262	% (3)
Diluted earnings per ADS(4)	7.62	27.51	3.85	261	% (3)
Non-GAAP diluted earnings per share(2)(4)	1.20	1.64	0.23	37%
Non-GAAP diluted earnings per ADS(2)(4)	9.60	13.10	1.83	36%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year increase was primarily due to a one-time gain of RMB69.2 billion (US$9.7 billion) recognized upon the receipt of the 33% equity interest in Ant Financial (as discussed in detail under the “Interest and investment income, net” section below), partly offset by impairment charges and net losses from changes in fair value relating to certain investments and goodwill. Excluding these gains and losses, our net income would have increased by 30% year-over-year.

(4)         Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

SEPTEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	101,220		9,291	7,296	1,210	—	119,017	16,651

Income (loss) from operations	32,069		(1,928)	(3,327)	(3,073)	(3,377)	20,364	2,849
Add: Share-based compensation expense	3,901		1,400	790	1,136	918	8,145	1,140
Add: Amortization of intangible assets	2,604		7	330	20	45	3,006	420
Add: Impairment of goodwill	—		—	—	—	576	576	81

Adjusted EBITA	38,574	(2)	(521)	(2,207)	(1,917)	(1,838)	32,091	4,490
Adjusted EBITA margin	38%		(6)%	(30)%	(158)%		27%

	Three months ended September 30, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	72,475	5,667	5,940	1,066	—	85,148

Income (loss) from operations	24,290	(1,165)	(4,805)	(2,201)	(2,618)	13,501
Add: Share-based compensation expense	3,292	928	710	952	1,161	7,043
Add: Amortization of intangible assets	2,225	5	293	8	80	2,611

Adjusted EBITA	29,807	(232)	(3,802)	(1,241)	(1,377)	23,155
Adjusted EBITA margin	41%	(4)%	(64)%	(116)%		27%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 28% year-over-year to RMB45,610 million (US$6,381 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

SEPTEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended September 30, 2019 was RMB119,017 million (US$16,651 million), an increase of 40% compared to RMB85,148 million in the same quarter of 2018. The increase was mainly driven by the robust revenue growth of our China commerce retail business and Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	32,920	39%	41,301	5,778	35%	25%
- Commission	13,136	15%	16,275	2,277	14%	24%
- Others*	8,095	10%	18,210	2,548	15%	125%
	54,151	64%	75,786	10,603	64%	40%
China commerce wholesale	2,497	3%	3,283	459	3%	31%
International commerce retail	4,464	5%	6,007	840	5%	35%
International commerce wholesale	2,022	2%	2,434	341	2%	20%
Cainiao logistics services	3,206	4%	4,759	666	4%	48%
Local consumer services	5,021	6%	6,835	956	6%	36%
Others	1,114	1%	2,116	296	1%	90%
Total core commerce	72,475	85%	101,220	14,161	85%	40%

Cloud computing	5,667	7%	9,291	1,300	8%	64%
Digital media and entertainment	5,940	7%	7,296	1,021	6%	23%
Innovation initiatives and others	1,066	1%	1,210	169	1%	14%
Total	85,148	100%	119,017	16,651	100%	40%

*                 “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime.

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended September 30, 2019 was RMB75,786 million (US$10,603 million), an increase of 40% compared to RMB54,151 million in the same quarter of 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 25% year-over-year, which represents an increase of 25% in customer management revenue and an increase of 24% in commission revenue. The growth of customer management revenue was primarily the result of increases in the average unit price per click and to a lesser extent the volume of paid clicks. The growth of commission revenue was primarily due to the strong 26% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders).  “Others” revenue under China commerce retail business was RMB18,210 million (US$2,548 million), a significant increase compared to RMB8,095 million in the same quarter of 2018, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2019 was RMB3,283 million (US$459 million), an increase of 31% compared to RMB2,497 million in the same quarter of 2018. The increase was primarily due to an increase in revenue from customer management services on 1688.com, our domestic wholesale marketplace, as well as an increase in revenue from Lingshoutong, a digital sourcing platform that connects FMCG brand manufacturers and their distributors directly to local mom-and-pop stores in China.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended September 30, 2019 was RMB6,007 million (US$840 million), an increase of 35% compared to RMB4,464 million in the same quarter of 2018.  The increase was primarily due to the growth in revenue generated from AliExpress and Lazada.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended September 30, 2019 was RMB2,434 million (US$341 million), an increase of 20% compared to RMB2,022 million in the same quarter of 2018. The increase was primarily due to increases in the number of paying members and the average revenue from paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB4,759 million (US$666 million) in the quarter ended September 30, 2019, an increase of 48% compared to RMB3,206 million in the same quarter of 2018, mainly due to the increase in the volume of orders fulfilled.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB6,835 million (US$956 million) in the quarter ended September 30, 2019, an increase of 36% compared to RMB5,021 million in the same quarter of 2018, primarily due to the increase in the volume of orders delivered.

Cloud computing

Revenue from our cloud computing business in the quarter ended September 30, 2019 was RMB9,291 million (US$1,300 million), an increase of 64% compared to RMB5,667 million in the same quarter of 2018, primarily driven by an increase in average revenue per customer.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended September 30, 2019 was RMB7,296 million (US$1,021 million), an increase of 23% compared to RMB5,940 million in the same quarter of 2018.  The increase was mainly due to our consolidation of Alibaba Pictures starting in March 2019.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended September 30, 2019 was RMB1,210 million (US$169 million), an increase of 14% compared to RMB1,066 million in the same quarter of 2018.  The increase was mainly due to an increase in revenue from Amap.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,					% of
	2018		2019			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	46,786	55%	65,546	9,170	55%	0%
Product development expenses	8,365	10%	10,938	1,530	9%	(1)%
Sales and marketing expenses	9,106	10%	11,996	1,679	10%	0%
General and administrative expenses	4,779	6%	6,591	922	6%	0%
Amortization of intangible assets	2,611	3%	3,006	420	3%	0%
Impairment of goodwill	—	—	576	81	0%	0%
Total costs and expenses	71,647	84%	98,653	13,802	83%	(1)%

Share-based compensation expense:
Cost of revenue	1,566	2%	2,033	284	2%	0%
Product development expenses	3,078	4%	3,517	492	3%	(1)%
Sales and marketing expenses	746	0%	990	139	1%	1%
General and administrative expenses	1,653	2%	1,605	225	1%	(1)%
Total share-based compensation expense	7,043	8%	8,145	1,140	7%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	45,220	53%	63,513	8,886	53%	0%
Product development expenses	5,287	6%	7,421	1,038	6%	0%
Sales and marketing expenses	8,360	10%	11,006	1,540	9%	(1)%
General and administrative expenses	3,126	4%	4,986	697	5%	1%
Amortization of intangible assets	2,611	3%	3,006	420	3%	0%
Impairment of goodwill	—	—	576	81	0%	0%
Total costs and expenses excluding share-based compensation expense	64,604	76%	90,508	12,662	76%	0%

Cost of revenue — Cost of revenue in the quarter ended September 30, 2019 was RMB65,546 million (US$9,170 million), or 55% of revenue, compared to RMB46,786 million, or 55% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 53% in the quarter ended September 30, 2019 compared to the same quarter last year. This reflected an increase in the cost of inventory from our direct sales and New Retail businesses offset by a decrease in content spending by Youku and efficiency gained from our logistics infrastructure and technology.

Product development expenses — Product development expenses in the quarter ended September 30, 2019 were RMB10,938 million (US$1,530 million), or 9% of revenue, compared to RMB8,365 million, or 10% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in the quarter ended September 30, 2019 compared to the same quarter last year.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended September 30, 2019 were RMB11,996 million (US$1,679 million), or 10% of revenue, compared to RMB9,106 million, or 10% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in the quarter ended September 30, 2018 to 9% in the quarter ended September 30, 2019.

General and administrative expenses — General and administrative expenses in the quarter ended September 30, 2019 were RMB6,591 million (US$922 million), or 6% of revenue, compared to RMB4,779 million, or 6% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 4% in the quarter ended September 30, 2018 to 5% in the quarter ended September 30, 2019.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2019 was RMB8,145 million (US$1,140 million), an increase of 16% compared to RMB7,043 million in the same quarter of 2018. Share-based compensation expense as a percentage of revenue decreased to 7% in the quarter ended September 30, 2019, as compared to 8% in the same quarter last year. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2018		June 30, 2019		September 30, 2019			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,165	7%	5,898	5%	6,899	965	6%	12%	17%
Ant Financial share-based awards granted to our employees(2)	438	0%	352	0%	303	43	0%	(31)%	(14)%
Others(3)	440	1%	865	1%	943	132	1%	114%	9%
Total share-based compensation expense	7,043	8%	7,115	6%	8,145	1,140	7%	16%	14%

(1)                     This includes awards granted to our employees, Ant Financial employees and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019.  Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under US GAAP.  As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment.

(2)                     Awards subject to mark-to-market accounting treatment.

(3)                     Others primarily relate to share-based awards underlying the equity of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards increased in this quarter compared to the previous quarter. The increase reflected the full quarter effect of the expense arising from the annual performance-based awards granted in the middle of the previous quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards that we grant in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by future changes in the valuation of Ant Financial, although any such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended September 30, 2019 was RMB3,006 million (US$420 million), an increase of 15% from RMB2,611 million in the same quarter of 2018.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2019 was RMB20,364 million (US$2,849 million), or 17% of revenue, an increase of 51% compared to RMB13,501 million, or 16% of revenue, in the same quarter of 2018.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 39% year-over-year to RMB37,101 million (US$5,191 million) in the quarter ended September 30, 2019, compared to RMB26,710 million in the same quarter of 2018. Adjusted EBITA increased 39% year-over-year to RMB32,091 million (US$4,490 million) in the quarter ended September 30, 2019, compared to RMB23,155 million in the same quarter of 2018. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended September 30,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	29,807	41%	38,574	5,397	38%
Cloud computing	(232)	(4)%	(521)	(73)	(6)%
Digital media and entertainment	(3,802)	(64)%	(2,207)	(309)	(30)%
Innovation initiatives and others	(1,241)	(116)%	(1,917)	(268)	(158)%

Core commerce segment — Adjusted EBITA increased by 29% to RMB38,574 million (US$5,397 million) in the quarter ended September 30, 2019, compared to RMB29,807 million in the same quarter of 2018. Marketplace-based core commerce adjusted EBITA increased 28% year-over-year to RMB45,610 million (US$6,381 million).  Adjusted EBITA margin decreased from 41% in the quarter ended September 30, 2018 to 38% in the quarter ended September 30, 2019 primarily due to a continuing revenue mix shift towards self-operated New Retail and direct sales businesses where revenue is recorded on a gross basis including the cost of inventory. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended September 30, 2019 was a loss of RMB521 million (US$73 million), compared to a loss of RMB232 million in the same quarter of 2018. Adjusted EBITA margin decreased to negative 6% in the quarter ended September 30, 2019 from negative 4% in the quarter ended September 30, 2018 primarily due to our investments in talent and technology infrastructure.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended September 30, 2019 was a loss of RMB2,207 million (US$309 million), compared to a loss of RMB3,802 million in the same quarter of 2018. Adjusted EBITA margin improved to negative 30% in the quarter ended September 30, 2019 from negative 64% in the quarter ended September 30, 2018, primarily due to the measured content spending by Youku.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended September 30, 2019 was a loss of RMB1,917 million (US$268 million), compared to a loss of RMB1,241 million in the same quarter of 2018. The increase in adjusted EBITA loss was primarily due to our investments in research and innovation, as well as investments in other business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2019 was RMB63,348 million (US$8,862 million), compared to RMB6,635 million in the same quarter of 2018. The increase was primarily due to a one-time gain of RMB69.2 billion (US$9.7 billion) recognized upon the receipt of the 33% equity interest in Ant Financial, which was partly offset by impairment charges of RMB7,689 million (US$1,076 million) in relation to certain investments, as well as net losses arising from changes in the fair value of our equity investments.

The gain related to the 33% equity interest in Ant Financial resulted from the transfer of certain intellectual property rights and assets to Ant Financial as set forth under the 2014 transaction agreements and the basis difference determined based on our share of Ant Financial’s net assets, net of its corresponding deferred tax effect. This gain was not determined on the basis of Ant Financial’s current equity valuation.

The above-mentioned gains or losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended September 30, 2019 was RMB3,171 million (US$444 million), compared to other loss, net of RMB1,532 million in the same quarter of 2018.  The increase in other income, net was primarily due to an increase in royalty fees and software technology service fees from Ant Financial and a decrease in exchange loss. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial amounted to RMB2,208 million (US$309 million) in the quarter ended September 30, 2019, as compared to a reversal of income in the amount of RMB910 million in the same quarter last year. The profit sharing arrangement was terminated in September 2019 upon our receipt of the 33% equity interest in Ant Financial.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2019 were RMB2,815 million (US$394 million), compared to RMB277 million in the same quarter of 2018.

Our effective tax rate was 3% in the quarter ended September 30, 2019, compared to 2% in the same quarter of 2018. The relatively low effective tax rate reflected the recognition of tax credits of approximately RMB4.1 billion (US$574 million) during the quarter ended September 30, 2019, compared to RMB4.7 billion in the same quarter last year, as certain key subsidiaries were notified this quarter of the renewal of their Key Software Enterprise status for calendar year 2018 by the relevant tax authorities. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, impairment of investments and goodwill, share-based compensation expense, revaluation and disposal gains/losses of investments, as well as the above-mentioned tax credits from the renewal of the Key Software Enterprise status, our effective tax rate would have been 21% in the quarter ended September 30, 2019.

Share of results of equity investees

Share of results of equity investees in the quarter ended September 30, 2019 was a loss of RMB11,960 million (US$1,673 million), compared to a profit of RMB1,254 million in the same quarter of 2018.  Share of results of equity investees in the quarter ended September 30, 2019 and the comparative periods consisted of the following:

	Three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity investees(1)	1,735	941	(2)	—
Impairment loss	—	—	(11,590)	(1,621)
Dilution loss	(41)	(5)	(20)	(3)
Others(2)	(440)	(419)	(348)	(49)
Total	1,254	517	(11,960)	(1,673)

(1)         We record our share of profit (loss) of equity investees one quarter in arrears.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The year-over-year decrease in share of results of equity investees was mainly due to an impairment loss of RMB11,590 million (US$1,621 million) with respect to certain equity investees as a result of their prolonged decline in market values against our carrying values.

Upon the receipt of the 33% equity interest in Ant Financial, we account for our interest in Ant Financial under the equity method. The initial carrying value of this investment was measured at cost, as adjusted for the basis difference determined based on our share of Ant Financial’s net assets as of the completion date of the transaction. Similar to other equity method investees, we record our share of profit (loss) of Ant Financial one quarter in arrears.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2019 was RMB70,748 million (US$9,898 million), an increase of 288% compared to RMB18,241 million in the same quarter of 2018.

Excluding the one-time gain of RMB69.2 billion (US$9.7 billion) in relation to the receipt of the 33% equity interest in Ant Financial, impairment of investments and goodwill, share-based compensation expense, revaluation and disposal gains/losses of investments and certain other items, non-GAAP net income in the quarter ended September 30, 2019 was RMB32,750 million (US$4,582 million), an increase of 40% compared to RMB23,453 million in the same quarter of 2018. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2019 was RMB72,540 million (US$10,149 million), an increase of 262% compared to RMB20,033 million in the same quarter of 2018.

Diluted earnings per ADS and non-GAAP diluted earnings per ADS

Diluted earnings per ADS in the quarter ended September 30, 2019 was RMB27.51 (US$3.85) on a weighted average of 21,093 million diluted shares outstanding during the quarter, an increase of 261% compared to RMB7.62 on a weighted average of 21,023 million diluted shares outstanding during the same quarter of 2018. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, impairment of investments and goodwill, share-based compensation expense, revaluation and disposal gains/losses of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended September 30, 2019 was RMB13.10 (US$1.83), an increase of 36% compared to RMB9.60 in the same quarter of 2018. A reconciliation of diluted earnings per ADS to non-GAAP diluted earnings per ADS is included at the end of this results announcement.  Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

Cash, cash equivalents and short-term investments

As of September 30, 2019, cash, cash equivalents and short-term investments were RMB235,251 million (US$32,913 million), compared to RMB212,189 million as of June 30, 2019. The increase in cash, cash equivalents and short-term investments during the quarter ended September 30, 2019 was primarily due to free cash flow generated from operations of RMB30,488 million (US$4,265 million), partly offset by net cash used in investment and acquisition activities of RMB9,925 million (US$1,389 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended September 30, 2019 was RMB47,326 million (US$6,621 million), an increase of 51% compared to RMB31,407 million in the same quarter of 2018.  Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2019 increased by 90% to RMB30,488 million (US$4,265 million), from RMB16,033 million in the same quarter of 2018, which was primarily due to our robust profitability growth as well as the timing of capital expenditure spending and licensed copyright acquisition. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2019, net cash used in investing activities of RMB21,353 million (US$2,987 million) primarily reflected (i) cash outflow of RMB12,877 million (US$1,802 million) for investment and acquisition activities, including those relating to STO Express and the acquisition of Kaola, (ii) capital expenditures of RMB9,826 million (US$1,375 million), which included cash outflow for the acquisition of land use rights and construction in progress relating to office campus of RMB650 million (US$91 million), as well as (iii) the acquisition of licensed copyrights and other intangible assets of RMB2,451 million (US$343 million).  These cash outflows were partly offset by cash inflow of RMB2,952 million (US$413 million) from the disposal of various investments. In addition, in connection with the receipt of the 33% equity interest in Ant Financial, the net cash impact is minimal because the consideration paid was funded by the amount we received for the transfer of certain intellectual property and assets to Ant Financial.

Employees

As of September 30, 2019, we had a total of 111,524 employees, compared to 103,699 as of June 30, 2019.

Share Subdivision and ADS Ratio Change

On July 30, 2019, we effected a 1-to-8 share subdivision, as a result of which each ordinary share was subdivided into eight ordinary shares (the “Share Subdivision”).  On the same day, we changed our ordinary share-to-ADS ratio.  Following the ADS ratio change, each ADS now represents eight ordinary shares.  Because the ADS ratio change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of our outstanding ADSs remains unchanged.

The tables below set forth the pre- and post-share subdivision earnings per share/ADS attributable to ordinary shareholders and weighted average number of shares used in calculating earnings per ordinary share for the periods indicated.

	Three months ended September 30,
	2018		2019
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	7.75	0.97	27.90	3.90	3.49	0.49
Diluted	7.62	0.95	27.51	3.85	3.44	0.48
Non-GAAP diluted	9.60	1.20	13.10	1.83	1.64	0.23

Earnings per ADS attributable to ordinary shareholders
Basic	7.75	7.75	27.90	3.90	27.90	3.90
Diluted	7.62	7.62	27.51	3.85	27.51	3.85
Non-GAAP diluted	9.60	9.60	13.10	1.83	13.10	1.83

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,584	20,669	2,600		20,800
Diluted	2,628	21,023	2,637		21,093

	Six months ended September 30,
	2018		2019
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	11.12	1.39	36.09	5.05	4.51	0.63
Diluted	10.93	1.37	35.58	4.98	4.45	0.62
Non-GAAP diluted	17.65	2.21	25.65	3.59	3.21	0.45

Earnings per ADS attributable to ordinary shareholders
Basic	11.12	11.12	36.09	5.05	36.09	5.05
Diluted	10.93	10.93	35.58	4.98	35.58	4.98
Non-GAAP diluted	17.65	17.65	25.65	3.59	25.65	3.59

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,582	20,658	2,599		20,788
Diluted	2,627	21,018	2,636		21,084

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on November 1, 2019.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 4269015

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 4269015).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on November 1, 2019.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Adam Najberg
adam.najberg@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS.  We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.  We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network.  Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach.  By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Financial, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campus), licensed copyrights and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. We deduct certain items relating to cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campus” because the office campus is used by us for corporate and administrative purposes and is not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	85,148	119,017	16,651	166,068	233,941	32,730
Cost of revenue	(46,786)	(65,546)	(9,170)	(90,506)	(125,533)	(17,564)
Product development expenses	(8,365)	(10,938)	(1,530)	(19,875)	(21,416)	(2,996)
Sales and marketing expenses	(9,106)	(11,996)	(1,679)	(18,027)	(22,694)	(3,175)
General and administrative expenses	(4,779)	(6,591)	(922)	(11,424)	(12,911)	(1,806)
Amortization of intangible assets	(2,611)	(3,006)	(420)	(4,715)	(6,072)	(849)
Impairment of goodwill	—	(576)	(81)	—	(576)	(81)

Income from operations	13,501	20,364	2,849	21,521	44,739	6,259
Interest and investment income, net	6,635	63,348	8,862	13,881	63,535	8,889
Interest expense	(1,340)	(1,360)	(190)	(2,553)	(2,706)	(379)
Other (loss) income, net	(1,532)	3,171	444	(1,615)	5,272	738

Income before income tax and share of results of equity investees	17,264	85,523	11,965	31,234	110,840	15,507
Income tax expenses	(277)	(2,815)	(394)	(5,942)	(9,527)	(1,333)
Share of results of equity investees	1,254	(11,960)	(1,673)	599	(11,443)	(1,601)

Net income	18,241	70,748	9,898	25,891	89,870	12,573
Net loss attributable to noncontrolling interests	1,892	1,843	258	2,962	4,169	584

Net income attributable to Alibaba Group Holding Limited	20,133	72,591	10,156	28,853	94,039	13,157

Accretion of mezzanine equity	(100)	(51)	(7)	(135)	(247)	(35)
Net income attributable to ordinary shareholders	20,033	72,540	10,149	28,718	93,792	13,122

Earnings per share attributable to ordinary shareholders(1)
Basic	0.97	3.49	0.49	1.39	4.51	0.63
Diluted	0.95	3.44	0.48	1.37	4.45	0.62

Earnings per ADS attributable to ordinary shareholders(1)
Basic	7.75	27.90	3.90	11.12	36.09	5.05
Diluted	7.62	27.51	3.85	10.93	35.58	4.98

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,669	20,800		20,658	20,788
Diluted	21,023	21,093		21,018	21,084

(1)         Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	72,475	101,220	14,161	141,663	200,764	28,088
Cloud computing(2)	5,667	9,291	1,300	10,365	17,078	2,389
Digital media and entertainment(3)	5,940	7,296	1,021	11,915	13,608	1,904
Innovation initiatives and others(4)	1,066	1,210	169	2,125	2,491	349

Total	85,148	119,017	16,651	166,068	233,941	32,730

(1)	Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, Cainiao logistics services and local consumer services.

(2)

Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)	Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)

Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	24,290	32,069	4,487	47,312	67,118	9,390
Cloud computing	(1,165)	(1,928)	(270)	(3,239)	(3,437)	(481)
Digital media and entertainment	(4,805)	(3,327)	(466)	(9,095)	(6,486)	(907)
Innovation initiatives and others	(2,201)	(3,073)	(430)	(5,976)	(6,073)	(850)
Unallocated	(2,618)	(3,377)	(472)	(7,481)	(6,383)	(893)

Total	13,501	20,364	2,849	21,521	44,739	6,259

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	29,807	38,574	5,397	62,604	79,599	11,136
Cloud computing	(232)	(521)	(73)	(720)	(879)	(123)
Digital media and entertainment	(3,802)	(2,207)	(309)	(6,934)	(4,440)	(621)
Innovation initiatives and others	(1,241)	(1,917)	(268)	(2,443)	(3,882)	(543)
Unallocated	(1,377)	(1,838)	(257)	(2,850)	(3,751)	(525)

Total	23,155	32,091	4,490	49,657	66,647	9,324

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for six months ended September 30, 2019:

	Six months ended September 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	200,764		17,078	13,608	2,491	—	233,941	32,730

Income (loss) from operations	67,118		(3,437)	(6,486)	(6,073)	(6,383)	44,739	6,259
Add: Share-based compensation expense	7,211		2,547	1,386	2,151	1,965	15,260	2,135
Add: Amortization of intangible assets	5,270		11	660	40	91	6,072	849
Add: Impairment of goodwill	—		—	—	—	576	576	81

Adjusted EBITA	79,599	(2)	(879)	(4,440)	(3,882)	(3,751)	66,647	9,324
Adjusted EBITA margin	40%		(5)%	(33)%	(156)%		28%

	Six months ended September 30, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	141,663	10,365	11,915	2,125	—	166,068

Income (loss) from operations	47,312	(3,239)	(9,095)	(5,976)	(7,481)	21,521
Add: Share-based compensation expense	11,387	2,509	1,528	3,516	4,481	23,421
Add: Amortization of intangible assets	3,905	10	633	17	150	4,715

Adjusted EBITA	62,604	(720)	(6,934)	(2,443)	(2,850)	49,657
Adjusted EBITA margin	44%	(7)%	(58)%	(115)%		30%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 27% year-over-year to RMB92,410 million (US$12,929 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2019	2019
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,976	234,177	32,763
Short-term investments	3,262	1,074	150
Restricted cash and escrow receivables	8,518	14,095	1,972
Investment securities	9,927	5,759	806
Prepayments, receivables and other assets	58,590	80,582	11,273
Total current assets	270,273	335,687	46,964

Investment securities	157,090	167,690	23,461
Prepayments, receivables and other assets(1)	28,018	49,299	6,897
Investment in equity investees	84,454	163,261	22,841
Property and equipment, net	92,030	100,907	14,118
Intangible assets, net	68,276	66,100	9,248
Goodwill	264,935	276,633	38,702
Total assets	965,076	1,159,577	162,231

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,356	8,136	1,138
Current unsecured senior notes	15,110	16,019	2,241
Income tax payable	17,685	17,152	2,400
Escrow money payable	8,250	7,830	1,095
Accrued expenses, accounts payable and other liabilities(1)	117,711	148,104	20,721
Merchant deposits	10,762	11,286	1,579
Deferred revenue and customer advances	30,795	35,422	4,956
Total current liabilities	207,669	243,949	34,130

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2019	2019
	RMB	RMB	US$
	(in millions)

Deferred revenue	1,467	1,782	249
Deferred tax liabilities	22,517	41,892	5,861
Non-current bank borrowings	35,427	40,560	5,675
Non-current unsecured senior notes	76,407	80,962	11,327
Other liabilities(1)	6,187	22,695	3,175
Total liabilities	349,674	431,840	60,417

Commitments and contingencies	—	—	—

Mezzanine equity	6,819	7,506	1,050

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	231,783	246,073	34,427
Treasury shares at cost	—	—	—
Restructuring reserve	(97)	—	—
Subscription receivables	(49)	(51)	(7)
Statutory reserves	5,068	5,581	781
Accumulated other comprehensive loss	(2,335)	(217)	(30)
Retained earnings	257,886	351,412	49,164

Total shareholders’ equity	492,257	602,799	84,335
Noncontrolling interests	116,326	117,432	16,429

Total equity	608,583	720,231	100,764

Total liabilities, mezzanine equity and equity	965,076	1,159,577	162,231

(1)         We adopted ASU 2016-02, “Leases (Topic 842)” beginning in the first quarter of fiscal year 2020 using the modified retrospective method and no adjustments are made to the comparative periods. Adoption of the standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019.

Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets, and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	31,407	47,326	6,621	67,524	81,938	11,464
Net cash used in investing activities	(31,584)	(21,353)	(2,987)	(103,254)	(42,489)	(5,944)
Net cash (used in) provided by financing activities	(3,477)	2,106	295	804	6,599	923
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	1,670	2,353	329	4,453	3,730	522

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(1,984)	30,432	4,258	(30,473)	49,778	6,965
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	174,237	217,840	30,477	202,726	198,494	27,770

Cash and cash equivalents, restricted cash and escrow receivables at end of period	172,253	248,272	34,735	172,253	248,272	34,735

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	18,241	70,748	9,898	25,891	89,870	12,573
Less: Interest and investment income, net	(6,635)	(63,348)	(8,862)	(13,881)	(63,535)	(8,889)
Add: Interest expense	1,340	1,360	190	2,553	2,706	379
Less: Other (loss) income, net	1,532	(3,171)	(444)	1,615	(5,272)	(738)
Add: Income tax expenses	277	2,815	394	5,942	9,527	1,333
Add: Share of results of equity investees	(1,254)	11,960	1,673	(599)	11,443	1,601
Income from operations	13,501	20,364	2,849	21,521	44,739	6,259
Add: Share-based compensation expense	7,043	8,145	1,140	23,421	15,260	2,135
Add: Amortization of intangible assets	2,611	3,006	420	4,715	6,072	849
Add: Impairment of goodwill	—	576	81	—	576	81
Adjusted EBITA	23,155	32,091	4,490	49,657	66,647	9,324
Add: Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	3,555	5,010	701	6,412	9,692	1,356
Adjusted EBITDA	26,710	37,101	5,191	56,069	76,339	10,680

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	29,807	38,574	5,397	62,604	79,599	11,136
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	5,835	7,036	984	9,994	12,811	1,793
Marketplace-based core commerce adjusted EBITA	35,642	45,610	6,381	72,598	92,410	12,929

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	18,241	70,748	9,898	25,891	89,870	12,573
Add: Share-based compensation expense	7,043	8,145	1,140	23,421	15,260	2,135
Add: Amortization of intangible assets	2,611	3,006	420	4,715	6,072	849
Add: Impairment of investments and goodwill	358	19,855	2,778	358	20,105	2,813
Less: Gain (Loss) on deemed disposals/disposals/ revaluation of investments and others	(5,297)	291	41	(10,705)	1,917	268
Less: Gain in relation to the receipt of the 33% equity interest in Ant Financial	—	(69,225)	(9,685)	—	(69,225)	(9,685)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	31	4	132	97	14
Adjusted for tax effects on non-GAAP adjustments(1)	431	(101)	(14)	(258)	(397)	(55)

Non-GAAP net income	23,453	32,750	4,582	43,554	63,699	8,912

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to the amortization of intangible assets and certain gains and losses from investments.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	20,033	72,540	10,149	28,718	93,792	13,122
Dilution effect on earnings arising from option plans operated by equity investees and subsidiaries	(12)	(4)	(1)	(15)	(15)	(2)
Net income attributable to ordinary shareholders — diluted	20,021	72,536	10,148	28,703	93,777	13,120
Add: Non-GAAP adjustments to net income(1)	5,212	(37,998)	(5,316)	17,663	(26,171)	(3,661)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	25,233	34,538	4,832	46,366	67,606	9,459

Weighted average number of shares on a diluted basis (million shares)(5)	21,023	21,093		21,018	21,084

Diluted earnings per share(2)(5)	0.95	3.44	0.48	1.37	4.45	0.62
Add: Non-GAAP adjustments to net income per share(3)(5)	0.25	(1.80)	(0.25)	0.84	(1.24)	(0.17)

Non-GAAP diluted earnings per share(4)(5)	1.20	1.64	0.23	2.21	3.21	0.45

Diluted earnings per ADS(2)(5)	7.62	27.51	3.85	10.93	35.58	4.98
Add: Non-GAAP adjustments to net income per ADS(3)(5)	1.98	(14.41)	(2.02)	6.72	(9.93)	(1.39)

Non-GAAP diluted earnings per ADS(4)(5)	9.60	13.10	1.83	17.65	25.65	3.59

(1)         See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)         Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)         Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)         Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)         Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	31,407	47,326	6,621	67,524	81,938	11,464
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(11,632)	(9,176)	(1,284)	(16,637)	(15,032)	(2,104)
Less: Acquisition of licensed copyrights and other intangible assets	(3,742)	(2,451)	(343)	(8,496)	(4,846)	(678)
Less: Changes in the consumer protection fund deposits	—	(5,211)	(729)	—	(5,211)	(729)

Free cash flow	16,033	30,488	4,265	42,391	56,849	7,953

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019
	(in millions)
Annual active consumers	515	552	576	601	636	654	674	693

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019
	(in millions)
Mobile MAUs	580	617	634	666	699	721	755	785